[redacted]

06015016

Ref: adr290606

GUS

29 June 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL RECEIVED PROCESSING SECTION
WASH. D.C.

SUPPL

Dear Sir

**Exemption number 82-5017**

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

**PAUL COOPER**
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

dlw 7/11

**SCHEDULE OF DOCUMENTS ISSUED**
**13 JUNE 2006 TO 28 JUNE 2006**

| COMPANIES HOUSE FILINGS | | |
|---|---|---|
| 20 June 2006 | - | Forms 88(2) re allotment of shares |

| LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE | | |
|---|---|---|
| 13 June 2006 | - | Result of bondholder meeting |
| 13 June 2006 | - | Director/PDMR Shareholding |
| 14 June 2006 | - | Director/PDMR Shareholding |
| 14 June 2006 | - | Director/PDMR Shareholding |
| 19 June 2006 | - | Additional Listing |
| 20 June 2006 | - | Additional Listing |
| 20 June 2006 | - | Notice of AGM |
| 20 June 2006 | - | Director/PDMR Shareholding |
| 20 June 2006 | - | Director/PDMR Shareholding |
| 21 June 2006 | - | Director/PDMR Shareholding |
| 21 June 2006 | - | Additional Listing |
| 21 June 2006 | - | Holdings in Company |
| 22 June 2006 | - | Additional Listing |
| 23 June 2006 | - | Additional Listing |
| 26 June 2006 | - | Holdings in Company |
| 26 June 2006 | - | Additional Listing |
| 27 June 2006 | - | Additional Listing |
| 28 June 2006 | - | Additional Listing |

Ref: chcorres.pgc.roc88(2)s



GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

20 June 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

**Allotment of shares**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

**Return of Allotment of Shares**

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 18 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 13,378 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.127 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>13,378 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**13,378** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

Signed [signature] Date 12 Jan 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/CAS/9088 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

1 of 2

---

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 31 | 05 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 15,532 | 361 | 1,990 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 523p | 508p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

---

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL CONTINUED** | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 20 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

2 of 2

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 31 | 05 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 1,860 | 88 | |
| Nominal value of each share | 29 3/43p | 29 3/43p | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 648p | 687p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | | Shares and share class allotted | |
|---|---|---|---|
| Name | Cazenove Nominees Limited | Class of shares allotted | Number allotted |
| Address | 12 Tokenhouse Yard, London. | Ordinary | 175 |
| UK Postcode | EC2R 7AN | | |
| Name | | Class of shares allotted | Number allotted |
| Address | PLEASE SEE ATTACHED SCHEDULE | Ordinary | 19,656 |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | **TOTAL** | **19,831** |
| UK Postcode | | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 20 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

**GUS plc**
**Attachment to form 88(2) dated 6 June 2006**

| Title | Forename(s) | Surname | Address | | | | | Shares Allotted |
|---|---|---|---|---|---|---|---|---|
| MR | AFZAL AHMED | BAHAR | 215 PORTLAND CRESCENT | STANMORE | MIDDX | | HA7 1LP | 816 |
| MRS | LINDA ELIZABETH | BARRETT | 65 STOCKTON ROAD | NEWPORT | SOUTH | | NP19 7HJ | 163 |
| MRS | LINDA ELIZABETH | BARRETT | 65 STOCKTON ROAD | NEWPORT | | | NP19 7HJ | 65 |
| MR | RICHARD RONALD | CHAMBERS | 6 THE DELL | KINGSWOOD | BASILDON | | SS16 5HT | 335 |
| MRS | CLAIRE HELEN | CHATFIELD | 13 BENTALL CLOSE | WILLEN | MILTON KEYNES | | MK15 9HB | 816 |
| MR | TERENCE | CHEETHAM | 25 LANCASTER ROAD | CADISHEAD | MANCHESTER | | M44 5HD | 323 |
| MISS | CAROLE | CLAYTON | 19 ARMITAGE STREET | CASTLEFORD | WEST YORKSHIRE | | WF10 1LH | 52 |
| MR | PHILIP JOSEPH | COTTER | UPTON FARM HOUSE | UPTON LANE | SHIFNAL | | TF11 9HF | 878 |
| MRS | EDWINA | DOCKRY | 23 BRAYSHAW CLOSE | HEYWOOD | | | OL10 3EE | 1,757 |
| MRS | MARION IVY | GOLD | 31 DOVEDALE | STEVENAGE | HERTS | | SG1 9EP | 351 |
| MRS | ANNE | HARDING | 51 LINAKER ROAD | SHEFFIELD | S YORKS | | S6 5DS | 351 |
| MR | MICHAEL | HARDWILL | 99 WORDSWORTH DRIVE | TAUNTON | SOMERSET | | TA1 2HH | 222 |
| MR | ALAN | HAYMES | THE COACH HOUSE | 2 HOLGATE | CLIFTON VILLAGE | NOTTINGHAMSHIRE | NG11 8NH | 1,757 |
| MR | J | MASIULANIS | 176B BRAVINGTON ROAD | LONDON | | | W9 3AP | 1,757 |
| MRS | SHARON | MCBAIN | 167 BILTON ROAD | RUGBY | WARWICKSHIRE | | CV22 7DS | 175 |
| MR | DAVID ROBERT | MCGHEE | 30 GLENCOE CLOSE | DARNHILL | HEYWOOD | LANCS | OL10 3PS | 439 |
| DR | DONALD JAMES | NISBET | 2 HOPKINS CLOSE | MILTON KEYNES VILLAGE | MILTON KEYNES | | MK10 9AS | 878 |
| MRS | CHERYL | PROBIN | 46 SEDGEMERE AVENUE | CREWE | | | CW1 3YU | 1,667 |
| MR | PAUL | STRELLIS | 6 MORLOCK CLOSE | FISKERTON | SOUTHWELL | | NG25 0UB | 4,394 |
| MR | RON | WEBB | 16 GWENT STREET | PONTYPOOL | GWENT | | NP4 6EX | 703 |
| MS | GLADYS ASHIORKOR | YEBUAH | 124 LARCH CRESCENT | YEADING | HAYES | MIDDX | UB4 9EB | 1,757 |
| | | | | | | | | **19,656** |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(2) **88(2)**

# Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares): Page 1 of 2

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 31 | 05 | 2006 | 01 | 06 | 2006 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 7448 | 4,982 | 4,242 |
| Nominal value of each share | 0.2~~90697~~p 29 3/43 | 0.2~~90697~~p 29 3/43 | 0.~~290697~~p 29 3/43 |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.350 | £6.755 | £8.092 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

Signed [signature] Date 12 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E9054/SJK Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

# 88(2)

## Return of Allotment of Shares

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |

**Shares allotted (including bonus shares): Page 2 of 2**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 31 | 05 | 2006 | 01 | 06 | 2006 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3,999 | | |
| Nominal value of each share | ~~0.290697p~~ 29 3/43 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £8.585 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Ordinary | 19,015 |
| Name Mr Malcolm Unwin<br>Address 16 Brobury Croft, Solihull, West Midlands B91 1HQ<br>UK Postcode | Ordinary | 1,656 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | **TOTAL** | **20,671** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 0

**Signed** [signature] **Date** 12 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E9054/SJK Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 02 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 2,000 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.127 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>2,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**2,000** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 12 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, The Works | |
| 5 Union Street, Manchester, M12 4JD | |
| ESP-EXEC/JW/9105 | Tel: 0870 836 4064 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 05 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 438 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £8.7002 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Vidacos Nominees Limited (Desig:SSB1 Part Id: 30XMH) | Class of shares allotted | Number allotted |
| Address: Citigroup Centre, Canada Square, Canary Wharf, London | Ordinary | 438 |
| UK Postcode E14 5LB | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | **TOTAL** | **438** |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 20 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/LB/9076 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

1 of 1

### Shares allotted (including bonus shares):

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 06 | 06 | 2006 | | | |

| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number allotted | 6,710 | 218 | 77 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 523p | 648p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| % that each share is to be treated as paid up | | | |
|---|---|---|---|

| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)* | |
|---|---|

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address PLEASE SEE ATTACHED SCHEDULE<br>UK Postcode | Class of shares allotted<br>Ordinary | Number allotted<br>7,005 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**7,005** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 20 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

**GUS plc**
**Attachment to Form 88(2) dated 20 June 2006**

| Title | Forename(s) | Surname | Address | | | | Postcode | Shares Allotted |
|---|---|---|---|---|---|---|---|---|
| MRS | AVRIL | BRITTON | 9 HUNTSWOOD | ASHFORD | KENT | | TN24 2XN | 527 |
| MR | NEIL | CLARKSON | 29 BELLE GREEN GARDENS | CUDWORTH | BARNSLEY | SOUTH YORKSHIRE | S72 8EN | 295 |
| MR | JOHN | DUFFIELD | 49 JUPP ROAD | STRATFORD | LONDON | | E15 1AF | 351 |
| MRS | JOYCE | JONES | 7 CHAPEL STREET | BLAENCWM | TREORCHY | MID GLAMORGAN | CF42 5EA | 175 |
| MRS | NICOLA ANN | KELLY | 10 KEYES WAY | BRAINTREE | ESSEX | | CM7 9TR | 439 |
| MRS | IRENE MARGARET | LAIRD | 53 LYNN LEA AVENUE | HADDINGTON | EAST LOTHIAN | | EH41 4AF | 263 |
| MR | SIMON ARTHUR | LIDDINGTON | 65 BALLIOL ROAD | DAVENTRY | NORTHAMPTONSHIRE | | NN11 4SF | 1,757 |
| MRS | BEVERLEY | MCKEE | 94 PRESCELLY PARK | HAVERFORD WEST | DYFED | | SA61 2QE | 562 |
| MRS | CLAIRE CHRISTINA | WHITE | THE BROOK | LOUGHBON | ORSTON | NOTTINGHAM | NG13 9NJ | 2,636 |
| | | | | | | | **TOTAL** | **7,005** |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(5)

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date | 06 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 56,747 | 1,403 | 93 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.127 | £6.755 | £8.585 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address: 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>58,243 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**58,243** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 12 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/9148 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 06 | 06 | 2006 | 08 | 06 | 2006 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 2,242 | 43,998 | |
| Nominal value of each share | 29 3/43p | 29 3/43p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 8.755 | 6.127 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address: 20 Moorgate, London<br>UK Postcode EC2R 6DA | Ordinary | 43,998 |
| Name: Mr Kevin Smale<br>Address: Apartment 1<br>Hill House, Hill House Drive<br>Reigate, Surrey<br>UK Postcode RH2 8BH | Ordinary | 2,242 |
| Name:<br>Address:<br>UK Postcode | | |
| Name:<br>Address:<br>UK Postcode | | |
| Name:<br>Address:<br>UK Postcode | **TOTAL** | **46,240** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

Signed [signature] Date 12 June 2006

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JL/9157 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS Plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | 08 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 328 | 166 | 377 |
| Nominal value of each share | 29.75p | 29.75p | 29.75p |
| Amount (if any) paid or due on each Share *(including any share premium)* | £5.08 | £5.23 | £6.48 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Exemption number 82-5017**

Ref: PGC/Ann130606ED's

13 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP



GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 194091 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

**GUS plc**
**("THE COMPANY")**

**DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS CO-INVESTMENT PLANS**

In accordance with the terms of The GUS Co-Investment Plans, the following directors have opted to defer receipt of their bonus for the year ended 31 March 2006 and to invest it in Ordinary shares of 29 3/43p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

| Name of director | Number of Ordinary shares | | Contingent interests in matching shares | |
|---|---|---|---|---|
| | Now acquired on behalf of director | Held after this acquisition | Now arising in respect of director | Held after this matching award |
| | | | | |
| John Peace | 22,124 | 456,251 | 33,562 | 569,551 |
| | | | | |
| Terry Duddy | 19,513 | 306,833 | 29,601 | 550,087 |
| | | | | |
| Don Robert | 68,480 | 266,358 | 136,960 | 516,394 |
| | | | | |
| David Tyler | 13,742 | 287,725 | 20,846 | 342,629 |
| | | | | |

The purchase of the shares acquired on behalf of the directors was made on 12 June 2006 at a price of 923.0718p per share; the award of the matching shares was also made on 12 June 2006 by reference to a price of 923.0718p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, the number of Ordinary shares in the Company held by John Peace represents 0.05% of the Company's issued share capital (excluding Treasury shares). The holdings for Terry Duddy, Don Robert and David Tyler represent 0.04%, 0.03% and 0.03% respectively.

Following this notification, there are contingent awards held by directors under the terms of these plans in respect of 1,978,661 Ordinary shares of 29 3/43p in the Company.

**Exemption number 82-5017**

Ref: PGC/Ann140606PDMR's

14 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 371095 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

## GUS plc
## ("THE COMPANY")

## PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY INTERESTS IN CONNECTION WITH THE GUS CO-INVESTMENT PLANS

In accordance with the terms of The GUS Co-Investment Plans, the following persons discharging managerial responsibility have opted to defer receipt of their bonus for the year ended 31 March 2006 and to invest it in Ordinary shares of 29 3/43p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

| **Name of person discharging managerial responsibility** | **Number of Ordinary shares** | | **Contingent interests in matching shares** | |
|---|---|---|---|---|
| | **Now acquired on behalf of individual** | **Held after this acquisition** | **Now arising in respect of individual** | **Held after this matching award** |
| | | | | |
| Christopher Callero | 74,064 | 188,683 | 148,128 | 363,383 |
| | | | | |
| John Saunders | 28,762 | 89,527 | 97,500 | 314,267 |

The purchase of the shares acquired on behalf of these persons was made on 12 June 2006 at a price of 923.0718p per share; the award of the matching shares was also made on 12 June 2006 by reference to a price of 923.0718p per share. The release of these shares is deferred for three years and if the individual resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, the number of Ordinary shares in the Company held by Christopher Callero represents 0.02% of the Company's issued share capital (excluding Treasury shares) and the holding for John Saunders represents 0.01%.

**Exemption number 82-5017**



GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: PGC/140606SOS

14 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 902626 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**<u>SEE ATTACHED ANNOUNCEMENT</u>**

**GUS plc**
**("THE COMPANY")**
**DIRECTOR/PDMR SHAREHOLDING**

GUS plc ("the Company") has received notification that, following the maturity of options granted on 9 February 2001 at a price of 384p per share under the Company's SAYE share option scheme, there has been an increase in the number of GUS Ordinary shares of 29 3/43p held by John Peace (a director of the Company). Notification of this change was received by the Company on 13 June and was made in accordance with DR 3.1.4R(1)(b).

Mr Peace previously held 456,251 shares and, following this exercise in respect of 4,394 shares, now holds 460,645 shares in the Company which represents 0.05% of its issued Ordinary share capital (excluding Treasury shares).

| **Name and signature of duly authorised officer:** | |
|---|---|
| | |
| Paul Cooper | |
| | |
| **Date of notification:** | 14 June 2006 |

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 19/06/2006

RNS Number:8124E
GUS PLC
19 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 20/06/2006

RNS Number:8208E
GUS PLC
20 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

Ref: PGC/ann200606

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

20 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 628756 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

**Exemption number 82-5017**



Ref: PGC/200606NOM

20 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 387164 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**ANNOUNCEMENT**

**GUS plc**
**("THE COMPANY")**

The 2006 Annual General Meeting of GUS plc will be held on 19 July 2006 and the Notice of Annual General Meeting was posted to shareholders on Monday 19 June 2006.

Copies thereof together with copies of the Annual Report and Financial Statements 2006 and the Annual Review and Summary Financial Statement 2006 have been submitted to the UK Listing Authority. These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

These documents can also be viewed on the GUS plc website at www.gusplc.com

**GUS plc**
**("THE COMPANY")**

**DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN**

In June 2003 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, on 19 June 2006, the following transactions in the Company's ordinary shares of 29 3/43p each took place:

| Name of director | Plan shares released | Plan shares sold after release * | Plan shares retained | Number of Ordinary shares now held |
|---|---|---|---|---|
| | | | | |
| John Peace | 103,626 | 42,572 | 61,054 | 521,699 |
| | | | | |
| Terry Duddy | 85,862 | 35,275 | 50,587 | 357,420 |
| | | | | |
| Don Robert | 26,619 | 9,336 | 17,283 | 283,641 |
| | | | | |
| David Tyler | 62,176 | 25,544 | 36,632 | 324,357 |

* The sales of shares took place on the London Stock Exchange at a price of 928.8194p per share and were made to satisfy the tax liabilities falling due on the vesting of these awards.

Following this notification, the number of Ordinary shares in the Company held by John Peace represents 0.06% of the Company's issued share capital (excluding Treasury shares). The holdings for Terry Duddy, Don Robert and David Tyler represent 0.04%, 0.03% and 0.04% respectively.

Notifications of these transactions were received by the Company on 20 June 2006 and were made in accordance with DR 3.1.4R(1)(b).

**Exemption number 82-5017**



GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

Ref: PGC/ann200606PDMR's

20 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 964435 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

**GUS plc**
**("THE COMPANY")**

# PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN

In June 2003 the Company made awards under its Performance Share Plan to persons discharging managerial responsibility with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, on 19 June 2006, the following transactions in the Company's ordinary shares of 29 3/43p each took place:

| Name of person discharging managerial responsibility | Plan shares released | Plan shares sold after release * | Plan shares retained | Number of Ordinary shares now held |
|---|---|---|---|---|
| | | | | |
| Christopher Callero | 21,999 | 7,716 | 14,283 | 202,966 |
| | | | | |
| Paul Loft | 19,245 | 7,907 | 11,338 | 118,084 |
| | | | | |
| John Saunders | 24,426 | 10,035 | 14,391 | 103,918 |

* The sales of shares took place on the London Stock Exchange at a price of 928.8194p per share and were made to satisfy the tax liabilities falling due on the vesting of these awards.

Following this notification, the number of Ordinary shares in the Company held by Christopher Callero represents 0.02% of the Company's issued share capital (excluding Treasury shares). The holdings for Paul Loft and John Saunders represent 0.01% and 0.01% respectively.

Notifications of these transactions were received by the Company on 20 June 2006 and were made in accordance with DR 3.1.4R(1)(a).

**Exemption number 82-5017**

Ref: PGC/ann210606Trust

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

21 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 226966 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

**GUS plc**
**("THE COMPANY")**
**DIRECTOR/PDMR SHAREHOLDING**

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), now holds 9,715,704 Ordinary shares of 29 3/43 pence each in the Company. The notification from Abacus was received by the Company on 20 June.

As announced on 8 June, the holding at that date was 10,459,040 shares of 29 3/43 pence each and since then:

- On 19 June 2006, 702,591 shares were transferred to a nominee on behalf of participants in GUS plc's UK share plans, and
- On 20 June 2006, 40,745 shares were released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 21/06/2006



RNS Number:9331E
GUS PLC
21 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

Ref: PGC/Ann210606GS

21 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 671153 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**ANNOUNCEMENT**

**GUS plc**

**HOLDING(S) IN COMPANY**

GUS plc ("GUS") has received a notification from The Goldman Sachs Group, Inc ("Goldman Sachs"), pursuant to Sections 198 to 203 of the Companies Act 1985, advising that, as at the close of business on 15 June 2006, Goldman Sachs was interested in 34,728,361 ordinary shares in GUS (representing 4.01% of the issued ordinary share capital of GUS excluding treasury shares). The notification was dated 19 June 2006 and received on 21 June 2006.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 22/06/2006

RNS Number:0032F
GUS PLC
22 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 23/06/2006



RNS Number:0717F
GUS PLC
23 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

Ref: PGC/Ann260606Bar

26 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | 379127 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**ANNOUNCEMENT**

GUS plc ("GUS") has today received a notification from Barclays PLC ("Barclays"), advising that, as of 21 June 2006, Barclays no longer holds a notifiable interest in the ordinary shares of 29 3/43p each in this Company. The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 22 June 2006.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 26/06/2006

RNS Number:1502F
GUS PLC
26 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 27/06/2006



RNS Number:2043F
GUS PLC
27 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 28/06/2006

RNS Number:2801F
GUS PLC
28 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

Ref: PGC/Ann270605US

27 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley - Company Secretary |
| SECURITY NUMBER: | |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

# GUS plc
# ("THE COMPANY")

## INTERESTS IN CONNECTION WITH GUS CO-INVESTMENT PLANS

In accordance with the terms of the GUS Co-Investment Plan, matching shares awarded in 2003 were released to Don Robert (a director of the Company) and Christopher Callero (a person discharging managerial responsibility) on 20 June 2006. The resulting changes in their interests in GUS shares and in their contingent interests in matching shares are as follows:

(a) Interests in Ordinary shares

| Name | Number of Ordinary shares held previously | Increase in shareholding | Number of Ordinary shares now held |
|---|---|---|---|
| | | | |
| Don Robert | 283,641 | 23,834 | 307,475 |
| | | | |
| Christopher Callero | 202,966 | 9,071 | 212,037 |

Following this notification, the number of Ordinary shares in the Company held by Don Robert represents 0.03% of the Company's issued share capital (excluding Treasury shares). The holding for Christopher Callero represents 0.02%.

(b) Contingent interests in matching shares

| Name | Contingent interests in matching shares before release | Matching shares released | Contingent interests in matching shares now held |
|---|---|---|---|
| | | | |
| Don Robert | 379,434 | (56,191) | 323,243 |
| | | | |
| Christopher Callero | 363,383 | (23,260) | 340,123 |